05039006

SECURITI... SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65278

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wang Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Washington Street - 10th Floor
(No. and Street)

South Norwalk (City) | Connecticut (State) | 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meng-Yuan Wang | 203-956-6885 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) | Weston (City) | CT (State) | 06883 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 185

PROCESSED APR 29 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meng-Yuan Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wang Trading, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

My commission expire 04/30/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANG TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wang Trading, LLC

We have audited the accompanying statement of financial condition of Wang Trading, LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Wang Trading, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 22, 2005

WANG TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 272,988
Receivable from brokers and dealers	3,179,545
Receivable from members	149,074
Securities owned, at market value	42,082,648
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $843,845	674,967
Organizational costs, net of accumulated amortization of $65,031	35,017
Other assets	206,556
TOTAL ASSETS	$ 46,600,795

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 41,945,252
Accrued expenses and other liabilities	554,841
Profit sharing payable	208,000
Payable to clearing broker	229
TOTAL LIABILITIES	42,708,322
MEMBERS' CAPITAL	3,892,473
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 46,600,795

The accompanying notes are an integral part of this statement.

WANG TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Wang Trading, LLC (the "Company") was organized under the Limited Liability Company Act of the State of Delaware, on September 5, 2001 and became registered as a broker-dealer with the Securities and Exchange Commission and the Philadelphia Stock Exchange, Inc. on July 29, 2002 and began its trading operations. On October 31, 2002 the Company became registered with the Pacific Coast Exchange and the Chicago Board Options Exchange on June 1, 2004. In this capacity, it executes proprietary transactions through PAX Clearing Corp. in addition to, Schonfeld Securities, LLC ("Schonfeld"), the Company's clearing agent, who is also an affiliate of the sole Class C member.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures.

The clearing and depository operations for the Company's proprietary transactions are performed by Schonfeld pursuant to a joint back office arrangement. This arrangement enables the Company to use Schonfeld's capital to meet its margin requirements. As of December 31, 2004, primarily all of the amounts due from brokers and dealers reflected in the statement of financial condition are substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Securities owned, and securities sold not yet purchased, are stated at quoted market values with unrealized gains or losses reflected in income. Subsequent market fluctuations may require selling, or purchasing, the securities at prices which may differ from the market value reflected on the statement of financial condition.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on accelerated methods over the useful lives of the assets. Organization costs are amortized using the straight-line method over 60 months.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

The Company rents office space in under a lease agreement, which expires on November 30, 2006. Minimum future lease payments, exclusive of required payments for increases in real estate tax and other operating costs are as follows:

Year ending December 31,	
2005	$192,395
2006	180,523
Total	$372,918

4. DERIVATIVE FINANCIAL INSTRUMENTS

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

5. PENSION EXPENSE

The Company has an employee non-contributory pension plan with a December 31 year end. The Company has elected to contribute an amount equal to 20 percent of employee compensation subject to statutory limitations. The expense included in the financial statements is for the plan year ending December 31, 2004.

6. 401K PLAN

The Company has a 401K plan with a December 31 year end. The Company has elected to contribute an amount matching 4 percent of eligible employee elected contributions. The expense included in the financial statements related to this plan is $6,495 for the year ending December 31, 2004.

7. RELATED PARTY TRANSACTIONS

The Company has an IT consulting agreement with an entity controlled by the Company's A & B members. Under this agreement, the Company provides the affiliate with IT support services and is reimbursed monthly. The financial statements include $104,402 of reimbursements pertaining to this arrangement. In addition, the financial statements reflect a profit of $44,552 from fixed assets that were sold to the affiliated company.

8. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

9. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $612,517, which exceeded the minimum requirement of $100,000 by $512,517. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1.